Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277150
June 29, 2026

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.625% Notes due 2032

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement June 29, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2024 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Security:	3.625% Notes due 2032 (the “notes”)

The notes will constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Trade Date:	June 29, 2026

Expected Settlement Date:	July 7, 2026

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth U.S. business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Offering Format:	SEC registered

Net Proceeds:	Approximately €593.2 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of its indebtedness (including borrowings under its revolving credit facilities and commercial paper programs), foreign currency swaps or other hedging instruments, the development, redevelopment and acquisition of additional properties, acquisition or business combination transactions, and the expansion and improvement of certain properties in its portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facilities or commercial paper programs, see “Underwriting (Conflicts of Interest) — Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	€600,000,000

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Maturity Date:	July 30, 2032

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Interest Rate:	3.625% per annum, accruing from July 7, 2026

Interest Payment Dates:	Annually on July 30, commencing July 30, 2026 (short first coupon)

Price to Public:	99.518%, plus accrued interest, if any

Benchmark Bund:	DBR 0.000% due February 15, 2032

Benchmark Bund Price/Yield:	86.413 / 2.629%

Spread to Benchmark Bund:	+108.7 basis points

Mid-Swap Yield:	2.766%

Spread to Mid-Swap:	+95 basis points

Issue Yield:	3.716%

Optional Redemption:	Prior to May 30, 2032 (the “Par Call Date”), the notes will be redeemable at any time in whole or from time to time in part at the Company’s option at a redemption price equal to the greater of:

(a) 100% of the principal amount of the notes to be redeemed, and

(b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes matured and that accrued and unpaid interest on the notes was payable on the Par Call Date, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 20 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes being redeemed to such redemption date.

On and after the Par Call Date, the Company may redeem the notes, at its option, at any time in whole or from time to time in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the notes to be redeemed to the redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:	The notes will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest on the notes to the redemption date. See “Description of Notes — Redemption for Changes in Taxes” and “Description of Notes — Payment of Additional Amounts” in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP:	756109 DC5

ISIN:	XS3422184401

Common Code:	342218440

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange. No application will be made by the Company for the notes to be listed, quoted and/or admitted to trading on or by any stock exchange or other competent authority in the European Economic Area.

Underwriters

Joint Book-Running Managers:	Barclays Bank PLC
BNP PARIBAS
RBC Europe Limited
Banco Santander, S.A.
Wells Fargo Securities International Limited
Merrill Lynch International
J.P. Morgan Securities plc
Mizuho International plc
Regions Securities LLC
TD Global Finance unlimited company
Citigroup Global Markets Limited
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
Scotiabank (Ireland) Designated Activity Company
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Bank of Montreal, London Branch
BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
Citizens JMP Securities, LLC
Deutsche Bank AG, London Branch
Huntington Securities, Inc.
Morgan Stanley & Co. International plc
UBS AG London Branch

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.
Roberts & Ryan, Inc.
R. Seelaus & Co., LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, an indirect, wholly owned subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Barclays Bank PLC by telephone at 1-888-603-5847, BNP PARIBAS by telephone at +44 (0)20-7595-8222, RBC Europe Limited by telephone at +44 (0) 20 7029 7031, Banco Santander, S.A. by telephone at +34-91-257-2029 and Wells Fargo Securities International Limited by telephone at 1-800-645-3751.

MiFID II and UK MiFIR – professionals / ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the European Economic Area.

The communication of this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes is not being made, and has not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom they may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes relates will be engaged in only with relevant persons. Any person that is not a relevant person should not act or rely on this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus or any other documents or materials relating to the issue of the notes described herein or any of their contents.